MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Second Quarter Fiscal 2009 Financial Results

Vancouver, BC, CANADA – December 15, 2008 – MIGENIX Inc. (the "Company" or "MIGENIX") (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three and six months ended October 31, 2008 and provides a corporate update on its programs and other matters.

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): Cadence Pharmaceuticals, Inc. ("Cadence"), our development and commercialization partner, is engaged in discussions with the US Food and Drug Administration ("FDA") regarding the statistical analysis plan for the Central Line Infection Reduction Study (“CLIRS”) Phase III trial and that these discussions, which are being conducted under a Special Protocol Assessment, must be completed prior to unblinding the data from the trial. Cadence’s guidance for reporting the results of the CLIRS trial is the first quarter of calendar 2009. With positive results in the CLIRS trial, Cadence expects to submit a New Drug Application (“NDA”) for OmigardTM to the FDA in the second quarter of calendar 2009. Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27 million in development and commercialization milestone payments and a double-digit royalty on net sales. On December 1, 2008, Cadence entered into the following agreements with Solvay SA ("Solvay"): (i) a Long Term Supply Agreement for the supply by Solvay to Cadence of bulk Omiganan, the active ingredient in OmigardTM; and (ii) a License Agreement pursuant to which Solvay has granted Cadence the right to grant a sublicense under Solvay's relevant patent rights and know-how to a secondary source for the supply of Omiganan to Cadence. These agreements are part of Cadence’s preparations for regulatory submissions and commercialization of OmigardTM post a successful CLIRS trial. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. Our management and Board are working to out-license Omigard™ rights that lie outside of the Cadence agreement either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners for rest of world territories. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive CLIRS trial results.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences (“Cutanea”), our development and commercialization partner for CLS001, is preparing to initiate its Phase III clinical program. As part of its plan to submit a NDA in 2011, Cutanea expects:

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in the first quarter of calendar 2009, to initiate chronic toxicology studies, specifically the required dermal carcinogenicity study, which Cutanea expects will be the rate limiting activity for submission of the NDA; and

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in the second half of calendar 2009, to initiate its Phase III clinical study program (previously Cutanea was targeting the end of 2008).

Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): We are continuing to seek strategic options for advancing the development of celgosivir and are currently in key partnering discussions.

MIGENIX Inc. – NEWS RELEASE – December 15, 2008                                                           Page 2 of 5

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401, an injectable lipopeptide, is being developed for the treatment of serious gram positive bacterial infections, including highly publicized treatment resistant hospital bacteria such as MRSA. Considering our current financial resources, the focus of our activities in this program is now on business development and scientific publication initiatives. In October 2008 we presented results of our research on MX-2401 at the 48th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) and the concurrent 46th Annual Infectious Diseases Society of America (IDSA) meeting held in Washington, DC. Our research further confirms the uniqueness and clinical potential of MX-2401. In addition to demonstration of a different mechanism of action from daptomycin, we have confirmed activity against pathogens responsible for difficult-to-treat infections in humans caused by community-acquired methicillin-resistant Staphylococcus aureus (CA-MRSA), hospital acquired MRSA (HA-MRSA), and vancomycin-resistant S. aureus (VRSA). Development activities in the MX-2401 program have been scaled back significantly based on available resources. Manufacturing process development at a European-based contract manufacturer initiated during the current fiscal year was reduced in scope and completed. Other work related to the manufacturing process was also completed. Select development activities have continued in the program and limited activity is planned over the next few months. We are seeking strategic options for developing MX-2401 and we are unable to provide guidance as to the timing for advancing this program to clinical trials.

OTHER MATTERS

As previously announced in August 2008, we reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a significant shareholder of our Company, which avoided a proxy contest at our annual meeting of shareholders held on October 31, 2008.  As part of the agreement, we reduced the size of our Board from seven members to five and restructured the Board with three new directors. Bruce Schmidt was also appointed our interim President and CEO. The new Board instructed management to concentrate its efforts on restructuring and stabilizing our operations and to make preparations to raise additional capital to finance our Company. In order to conserve cash resources through the Omigard™ Phase III results, management determined it would provide minimal funding for the development of the Company’s various programs, while at the same time increasing out–licensing efforts to further advance its programs and generate additional financial and collaborative resources. As part of our cost reduction program, management continues to explore, evaluate and implement various cost cutting initiatives to reduce the Company's cash burn rate. Recent cost cutting initiatives included:

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re–negotiation of management and non–management personnel employment contracts, resulting in the planned departure of four managers at the Vice President level and seven staff, representing a significant reduction in the Company’s personnel. An additional five staff have or will be departing the Company by  December 31, 2008;

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consolidation of the Company's operations to its head office located in Vancouver, British Columbia (San Diego office closed as at August 31, 2008);

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elimination of the Company's degenerative disease programs, including MX–4565 and MX–4042; and

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a significant reduction in development activity in the Company’s MX–2401 program (see “MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections” above);

The Company is working towards achieving an annual burn rate of approximately $2 million a year.

As previously announced, we plan to raise up to $2.5 million pursuant to a rights offering. Additional information concerning the rights offering will be provided by us in a forthcoming communication.

MIGENIX Inc. – NEWS RELEASE – December 15, 2008                                                           Page 3 of 5

FINANCIAL RESULTS

For the three months ended October  31, 2008 (“Q2/09”), MIGENIX incurred a loss of $3.3 million (Q2/08: $3.0 million) or $0.03 (Q2/08: $0.03) per common share and for the six months ended October 31, 2008 (“YTD Fiscal 2009”), the loss is $6.0 million (YTD Fiscal 2008: $6.1 million) or $0.06 (YTD Fiscal 2008: $0.06) per common share.

Research and development expenses decreased approximately $0.9 million in YTD Fiscal 2009 compared to YTD Fiscal 2008 - this decrease was offset by an approximate $0.4 million increase in general and corporate expenses, and an approximate $0.4 million increase in other expenses (net of other income). Research and development expenses decreased principally due to the completion of clinical trials in the celgosivir program and lower patent expenses. The decrease in research and development expenses was partially offset by an approximate $0.3 million increase in MX-2401 costs resulting from manufacturing process development work and the reversal of previously recorded government assistance. The increase in general and corporate expenses is principally due to an approximate $0.2 million increase in stock based compensation and severance for the Company’s former President & CEO and two Vice Presidents. The increase in other expenses (net of other income) is principally due to an approximate $0.2 million decrease in interest income, an approximate $0.1 million increase in accretion expense in respect of the Company’s convertible royalty participation units and an approximate $0.1 million foreign exchange loss.

As of October 31, 2008, the Company had cash, cash equivalents and short-term investments of $1.9 million (April 30, 2008: $5.6 million) and the Company’s net working capital was $0.7 million (April 30, 2008: $5.0 million). The $4.3 million decrease in net working capital from April 30, 2008 is primarily attributable to the $4.3 million in expenses for the six months ended October 31, 2008 that do not require the use of cash (i.e. non-cash expenses include: amortization, stock-based compensation, deferred share unit compensation and the accretion of the convertible royalty participation units).

The Company is not currently recording any government assistance as being receivable in respect of the MX-2401 program and these claims, if any, will be recorded in the period they are received or in the period in which they otherwise meet the recognition criteria under generally accepted accounting principles. In the event of a default by the Company under the agreement for this government assistance the Company may be required to repay all or part of the contributions received to date. Any repayment of the government assistance would be accounted for in the period in which it is determined that repayment is likely.

MIGENIX believes that its funds on hand at October 31, 2008 and $0.3 million in funds received in December 2008 from the October 31, 2008 amounts receivable (see balance sheet), combined with ongoing cost reduction measures, are sufficient to provide for operations to approximately February 2009 before funds received, if any, from existing or new license agreements, the exercise of warrants and options, and a planned rights offering in the aggregate amount up to $2.5 million.

OUTSTANDING SHARES

There are currently 94,463,806 (October 31, 2008: 94,463,806) common shares outstanding; 29,465 convertible royalty participation units (October 31, 2008: 29,465); and 5,250,000 (October 31, 2008: 5,250,000) preferred shares outstanding. On December 8, 2008 warrants to acquire 963,125 units at an exercise price of $0.60 per unit expired unexercised (each unit consisted of one common share and one half of one common share purchase warrant).

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

MIGENIX Inc. – NEWS RELEASE – December 15, 2008                                                           Page 4 of 5

SELECTED FINANCIAL HIGHLIGHTS

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	October 31, 2008	April 30, 2008
Assets
Cash and cash equivalents	$1,860	$2,621
Short-term investments	-	2,997
Other current assets	503	1,327
Total current assets	$2,363	$6,945
Long-term investments	1	1
Property & equipment	826	977
Intangible assets	485	544
Total assets	$3,675	$8,467

Liabilities and Shareholders’ (Deficiency) Equity
Accounts payable and accrued liabilities	$1,685	$1,901
Total current liabilities	$1,685	$1,901
Convertible royalty participation units	7,245	6,247
Preferred shares	-	-
Total liabilities	$8,930	$8,148

Shareholders’ (deficiency) equity
Common shares	$125,156	$125,156
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	8,483	8,091
Deficit	(143,448)	(137,482)
Total shareholders’ (deficiency) equity	$(5,255)	$319
Total liabilities and shareholders’ (deficiency) equity	$3,675	$8,467

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2008	2007	2008	2007
RRevenue
Research and development collaboration	28	-	28	6
	$ 28	$ -	$28	$6
Expenses
Research and development	1,496	1,754	2,546	3,457
General and corporate	1,269	843	2,218	1,830
Amortization	111	117	220	254
	$2,876	$2,714	$4,984	$5,541

Loss before other income (expense)	$(2,848)	$(2,714)	$(4,956)	$(5,535)
Accretion of convertible royalty participation units and amortization of transaction costs	(424)	(425)	(998)	(846)
Interest income	18	127	55	270
Foreign exchange gain (loss)	(68)	15	(67)	14
Loss and comprehensive loss for the period	$(3,322)	$(2,997)	$(5,966)	$(6,097)
Deficit, beginning of period	(140,126)	(127,817)	(137,482)	(124,717)
Deficit, end of period	$(143,448)	$(130,814)	$(143,448)	$(130,814)

Basic and diluted loss per common share	$(0.03)	$(0.03)	$(0.06)	$(0.06)
Weighted avg. number of common shares outstanding (000’s)	94,464	94,464	94,464	94,464

MIGENIX Inc. – NEWS RELEASE – December 15, 2008                                                           Page 5 of 5

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended October 31		Six months ended October 31
	2008	2007	2008	2007
Loss for the period	$(3,322)	$(2,997)	$(5,966)	$(6,097)
Items not affecting cash:
Amortization	111	117	220	254
Stock-based compensation	149	52	330	185
Deferred share units compensation	-	-	62	-
Accretion of convertible royalty participation units and amortization of transaction costs	424	425	998	846
Changes in non-cash working capital items relating to operating activities	871	274	635	261
Cash used in operating activities	$(1,767)	$(2,129)	$(3,721)	$(4,551)

Proceeds on exercise of warrants	-	-	-	36
Cash provided by financing activities	-	-	$-	$36

Funds from (purchases of) short-term investments	-	748	2,975	7,628
Proceeds on disposal of equipment	-	-	-	12
Purchases of property and equipment	(11)	(109)	(15)	(184)
Cash provided by (used in) investing activities	$(11)	$639	$2,960	$7,456

(Decrease) increase in cash and cash equivalents	$(1,778)	$(1,490)	$(761)	$2,941
Cash and cash equivalents, beginning of period	3,638	7,376	2,621	2,945
Cash and cash equivalents, end of period	$1,860	$5,886	$1,860	$5,886

For further information, contact Bruce Schmidt, president and chief executive officer, at (604) 221-9666.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: raising up to $2.5 million through a rights offering; Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III CLIRS trial in the first quarter of calendar 2009 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the second quarter of calendar 2009; completing rest of world partnership(s) for OmigardTM after positive  OmigardTM CLIRS study results; Cutanea Life Sciences’ plans to submit a NDA in 2011 including initiating chronic toxicology studies in the first quarter of calendar 2009 and advancing omiganan for the treatment of rosacea into Phase III clinical development in the second half of calendar 2009; receiving up to US$27 million in milestone payments pursuant to our agreements with Cadence; continuing to pursue a partner for the further development of celgosivir; working towards achieving an annual burn rate of approximately $2 million; and the Company’s financial resources being sufficient to fund operations to approximately February 2009.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to complete a rights offering; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for OmigardTM; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III and submit a NDA; our ability to manage licensing opportunities; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: market conditions for financings including the Company’s planned rights offering; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.